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RECEIVED

2007 FEB -6 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

February 5, 2007

07020814

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 2/7

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-5953 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4342237_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(a brief description of the Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Significant Shareholders' Reports dated January 9, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below are included in EXHIBIT B hereto)

The Company has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Significant Shareholders' Reports dated January 9, 2007

Pursuant to Art. 27-23-1 of the Securities and Exchange Law of Japan, Significant Shareholders' Reports of Frontier Real Estate Investment Corporation ("FRI") was filed with Kanto Local Finance Bureau. This report shows that the aggregated shareholding in FRI of the Company and one of its subsidiaries is in excess of 5% of the outstanding shares of FRI.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below are the English documents referred to in ANNEX, Section B.

Not Applicable.

END